DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

July 29, 2011

VIA EDGAR CORRESPONDENCE

Mr. Chad Eskildsen
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Weitz Funds
Registration Statement on Form N-1A
File Nos. 811-21410 and 333-107791

Dear Mr. Eskildsen:

On behalf of The Weitz Funds (the “Trust”) and each of its nine separate investment series (the “Funds”), I wish to respond to the comments that you provided to me over the telephone on July 8, 2011 with respect to the Trust’s Post-Effective Amendment No. 20 to its Registration Statement on Form N-1A (the “Registration Statement”).  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  Page 5 – Value Fund Summary Section – Average Annual Total Returns Table

Comment:  In the paragraph immediately below the Average Annual Total Returns Table, consider removing the third sentence if the disclosure is not applicable to the information presented in the Table.

Response:   The Trust has determined that it is advisable to continue to include the information set forth in the third sentence of this paragraph because it is information that investors might find useful in considering their investment in the Funds and it may be applicable in certain periods.

2.  Page 9 – Partners III Opportunity Fund Summary Section – Fee Table

Comment:  Delete Footnote 3 to the Fee Table regarding the contractual fee waiver agreement for this Fund and any other Fund where the waivers are not currently in effect.

Response:   The requested change has been made.

Mr. Chad Eskildsen
Division of Investment Management
July 29, 2011

3.  Page 22 - Balanced Fund Summary Section – Average Annual Total Returns Table

Comment:  Change the order of the total return presentation so that the “Blended Index” is presented after the Fund’s benchmark market indices are presented.

Response:  The requested change has been made.

4.  Page 24 - Short-Intermediate Income Fund Summary Section – Principal Investment Strategies

Comment:  The reference to the Fund’s expected dollar-weighted average maturity should be changed to refer to an expected dollar-weighted average maturity of between two and five years.

Response:  The requested change has been made.

5.  Page 28 – Nebraska Tax-Free Income Fund Summary Section – Principal Investment Strategies

Comment:  In the first sentence in this section, clarify the reference to “such assets” when describing the types of open and closed-end mutual funds that the Fund may also invest in.

Response:  The requested change has been made.

6.  Page 29 – Nebraska Tax-Free Income Fund Summary Section – Principal Investment Risks

Comment:  Because the Fund may invest in the shares of open and closed-end mutual funds, the risks of investing in other investment companies should be added.

Response:  The requested disclosure has been added.

7.  Page 32 – Government Money Market Fund Summary Section – Principal Investment Strategies

Comment:  Disclosure should be added to this section indicating that the Fund may also invest in the shares of other investment companies.

Response:  The requested disclosure has been added.

8.  Page 65 - Back Cover Page

Comment:  Revise the address presented for the Commission’s Public Reference Section.

Response:  The requested change has been made.

Mr. Chad Eskildsen
Division of Investment Management
July 29, 2011

9.  Statement of Additional Information – Page 32 – Management of the Funds – Board of Trustees

Comment:  In the biographical information for the Trustees, present those “Other Directorships” that have been held during the past five years, not solely those held currently.

Response:  The requested change has been made.

*           *           *           *

Please be advised that the Trust intends to file Post-Effective Amendment No. 21 to its Registration Statement prior to the August 1, 2011 effective date of Post-Effective Amendment No. 20, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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